Exhibit 14.1

Code of Business Conduct and Ethics

SINCLAIR BROADCAST GROUP, INC.

(As amended August 5, 2004)

The Board of Directors (the “Board”) of Sinclair Broadcast Group, Inc. (together with its subsidiaries, the “Corporation”) has adopted the following Code of Business Conduct and Ethics (the “Code”) for directors and employees of the Corporation.  This Code is intended to identify the ethical duties and responsibilities of directors and employees, provide guidance and assist them with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability.  Each director and employee must comply with the letter and spirit of this Code.

This Code is intended to serve as a source of guiding principles for directors and employees.  All are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of their supervisor or Department Head.

Anyone who violates the law, this Code or any other Corporation policy is subject to disciplinary action, up to and including discharge.

A.            Conflict of interests

It is the policy of the Corporation to prohibit its directors and employees from engaging in any activity or practice in conflict with the interests of the Corporation.  All directors and employees must avoid conflicts between their personal interests and the interests of the Corporation in dealing with fellow employees, other organizations, clients, or individuals seeking to do business with the Corporation.  Situations should be avoided where it would be reasonable for an objective observer to believe that the judgment or loyalty of the director or employee may be compromised by his or her own, or an immediate family member’s (spouse, parent, child, sibling or domestic partner) external relationship.  Conflicts of interests can take many forms, not all of which can be detailed in this Code.    Some examples of conflicts of interest that should always be avoided are as follows:

1.                                       No director or employee or member of his/her immediate family may accept: a)  a gift that is not customary for that position/responsibility or b) any service, money, loan or any full-time, part-time, or temporary employment from any organization that does business with the Corporation, is seeking to do business with the Corporation, or is a competitor of the Corporation, unless authorized to do so by the general manager of the station at which such employee is employed or, in the case of a corporate employee or a director, from the Corporation’s Executive Vice President/Chief Financial Officer. The Chief Executive Officer and Executive Vice President/Chief Financial Officer must obtain authorization to accept such gifts from the Board of Directors.

2.                                       No director or employee or member of his/her immediate family may participate in any contest, drawing, or promotion sponsored by the Corporation solely or in association with its advertisers.

3.                                       A director or employee or members of his/her immediate family may not participate in any industry audience measurement study.  Should you receive a diary or any request from a survey firm (e.g., Nielsen) to participate in an audience measurement study, please decline.  Directors and employees also may not influence, either directly or indirectly, a survey participant in his/her responses.

4.                                       Corporation loans to, or guarantees of obligations of, directors and executive officers and their family members are likely to create conflicts of interest and, therefore, are prohibited.  In addition, loans to, or guarantees of obligations of, other employees may create conflicts of interest and therefore must be reviewed and approved in advance by the General Counsel and either the Vice President of Human Resources or the Executive Vice President/Chief Financial Officer.

The Corporation prohibits any director or employee from accepting or agreeing to accept from any entity, other than the Corporation, any money, service, or other valuable consideration in return for, or in connection with, the broadcast of any matter over the station.

Additionally, Section 509(A) of the Communications Act requires any director or employee of a radio or television station who accepts or agrees to accept from any person (other than the Corporation) any money, service, or other valuable consideration in return for, or in connection with, the broadcast of any matter over a station, to disclose to the Corporation the fact of acceptance or agreement to accept.  Section 509(A) also requires that this disclosure be made in advance of the broadcast in question.  The purpose of this disclosure requirement is to enable the Corporation to determine whether a sponsorship identification announcement pursuant to Section 317 of the Communications Act is required to be broadcast as the consequence of an director’s or employee’s acceptance or agreement to accept consideration for or in connection with the broadcast of any matter over the station.

In addition to any action which the Corporation may take, Section 508(G) of the Communications Act provides that any director or employee who fails to make the required disclosures shall, for each violation, be fined up to $10,000 or imprisoned up to one year.

Outside employment must not conflict in any way with an employee’s regular job with the Corporation.  All employees will be subject to the Corporation’s scheduling demands and performance expectations without regard to any impact from outside employment.  The Corporation reserves the right to decide when outside activities conflict with job performance or Corporation interests, and may ask the employee to make changes or refrain from it.

Employees who are uncertain as to conformity with Company policy should discuss such circumstances with their Department Head, their immediate Supervisor or the General Counsel.

B.            Corporate Opportunities

Directors and employees are prohibited from: (a) taking for themselves personally opportunities related to the Corporation’s business; (b) using the Corporation’s property, information, or position for personal gain; or (c) competing with the Corporation for business opportunities, provided however, if the Corporation determines not to pursue a business opportunity, directors and employees may do so with the consent of the general manager of the station at which such employee is employed or, in the case of a corporate employee or a director, from the Corporation’s Executive Vice President/Chief Financial Officer. The Chief Executive Officer and Executive Vice President/Chief Financial Officer must obtain authorization to pursue such opportunities from the Board of Directors.

C.            Compliance with laws, rules and regulations

Directors and employees must comply with all laws, rules and regulations applicable to them or the Corporation, including insider-trading laws and FCC regulations.

D.            Financial Reporting and Public Communications

It is extremely important that the Corporation’s accounting, financial and other systems provide accurate and timely reporting of transactions involving Corporation assets.  The Corporation is committed to full, fair, accurate, timely and understandable disclosure in reports and documents filed with or submitted to the Securities and

Exchange Commission and other regulators, and in other public communications made by the Corporation.  Every accounting or financial record, as well as the underlying support data, must accurately describe the transaction without omission, concealment or falsification of information.

E.              Reporting and Compliance procedures

The Corporation’s disclosure committee (the “Committee”) has the authority to interpret this Code in any particular situation.  Any questions related to how this Code is interpreted or applied, or any transaction or relationship that could reasonably be expected to give rise to a conflict of interest, should be addressed to the General Counsel.  The Corporation’s Internal Audit Director is responsible for overseeing the implementation of this Code, investigating reports of improper conduct, and reporting the results to the Committee.

The Corporation will apply the following procedures in investigating and enforcing this Code and in reporting on the Code:

1.               Evaluating Potential Conflict of Interest:

•                                          The Committee will review potential conflict of interest and decide, in its sole judgment, whether a conflict exists,

•                                          If the Committee determines that a conflict of interest exists, the Committee will refer the matter to the Audit Committee, which will review the matter and decide, in its sole judgment, whether a waiver is appropriate.

2.               Investigating Alleged Code Violations

•                                          The Internal Audit Director will take all appropriate action to investigate any alleged violations of the laws, rules, regulations or this Code, and report the results of such investigation to the Committee.

•                                          In addition, the Chairman of the Committee shall report each violation and alleged violation involving a director or an executive officer (including Senior Financial Officers) to the Chairperson of the Audit Committee.  To the extent he or she deems appropriate, the Audit Committee shall participate in any investigation of a director or executive officer. After the conclusion of an investigation of a director or executive officer, the results shall be reported to the Audit Committee.

•           The Audit Committee will conduct such additional investigation, as it deems necessary. If the Audit Committee determines that a director or executive officer has violated this Code, it will report its determination to the Board of Directors.  Upon being notified that a violation has occurred, the Board of Directors will take such disciplinary or preventive action as deemed appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.

3.               Reporting Violations:

Directors and employees must report any suspected violations of this Code promptly to their General Manager or the General Counsel.  The Corporation will not tolerate retaliation, retribution or adverse employment action of any kind against employees who report suspected violations in good faith and their identities will be protected to the extent consistent with law and Corporation policy.  Directors and employees must fully cooperate with inquiries or investigations relating to potential violations of law or this Code.  The Corporation will take prompt and consistent action in response to violations of this Code.

Directors and employees in management or supervisory positions should promote ethical behavior and: (a) encourage employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourage employees to report violations of laws, rules, regulations or this Code to appropriate personnel; and (c) inform employees that the Corporation will not allow retaliation for reports made in good faith.

F.                                      Changes to or Waivers of the Code

From time to time, the Corporation may waive provisions of this Code.  Any officer or employee who believes that a waiver may be appropriate should discuss the matter with the General Counsel, who will review the matter with the Committee which may review requests for waivers and make recommendations to the Audit Committee.  Any changes to or waivers of the Code may be made only by the Audit Committee, and must be promptly disclosed as required by law or NASDAQ regulations.

Any provision of this policy may be revised or amended at any time.